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                    MORGAN STANLEY HIGH YIELD SECURITIES INC.
                         1221 Avenue of the Americas
                              New York, NY 10020

December 20, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention: Larry Greene, Division of Investment Management

RE:  MORGAN STANLEY HIGH YIELD SECURITES INC.
     (FILE NOS. 2-64782 AND 811-2932)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley High Yield Securities Inc. (the "Fund") filed with the Securities and Exchange Commission on October 26, 2006 Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number 33 to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about December 20, 2006.

              GENERAL COMMENTS TO FORM N-1A

COMMENT 1.    PLEASE FILE A RESPONSE LETTER TO THESE COMMENTS VIA EDGAR,
              INCLUDING THE "TANDY" PROVISION.

                  RESPONSE 1. This response letter addressing the Staff's comments has been filed via EDGAR correspondence, including the "Tandy" provision, separate from the corresponding Post-Effective Amendment.

              COMMENTS TO THE PROSPECTUS

COMMENT 2.    PLEASE NOTE THAT CERTAIN STATEMENTS  ON THE COVER OF THE
              PROSPECTUS APPEAR IN ALL CAPS IN THE EDGAR FILINGS WITH THE
              COMMISSION. PLEASE CONFIRM THAT THEY ARE NOT IN ALL CAPS AS THEY
              APPEAR IN THE PRINTED PROSPECTUS.

                  RESPONSE 2. This disclosure will not appear in all caps in the Fund's printed prospectus.

COMMENT 3.    THE FIRST SENTENCE OF THE SECTION "PRINCIPAL INVESTMENT
              STRATEGIES" DISCUSSES THE FUND'S 80% PRINCIPAL INVESTMENT STRATEGY
              (THE "80% TEST") AND REFERS TO "ZERO COUPON SECURITIES."  DISCUSS
              WHETHER THESE SECURITIES ARE CURRENTLY PRODUCING INCOME.

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                  RESPONSE 3.   The 80% Test stated in that sentence refers
                  to "fixed-income securities", which may include securities that do not produce current income, such as zero coupon securities, as well as securities that do produce current income.

COMMENT 4.    IN THE FIRST PARAGRAPH OF THE SECTION "PRINCIPAL INVESTMENT
              STRATEGIES", DISCUSS WHAT THE WORD "SUCH" REFERS TO IN THE SECOND
              SENTENCE.

                  RESPONSE 4. The word "such" refers to the fixed-income securities included in the Fund's 80% Test.

COMMENT 5.    IN THE LAST SENTENCE OF THE FIRST PARAGRAPH OF THE SECTION
              "PRINCIPAL INVESTMENT STRATEGIES", PLEASE CLARIFY WHETHER THE
              SECURITIES DISCUSSED MAY INCLUDE DEFAULTED SECURITIES.

                  RESPONSE 5.  The disclosure has been revised accordingly.

COMMENT 6.    PLEASE CONFIRM THAT THE FUND HAS RISK DISCLOSURE RELATING TO
              EMERGING MARKET SECURITIES.

                  RESPONSE 6. The disclosure is included in the section "Principal Risks - Foreign Securities."

COMMENT 7.    IN THE "FEES AND EXPENSES" SECTION OF THE PROSPECTUS, CONSIDER
              MOVING THE FOOTNOTES TO AFTER THE EXAMPLE.

                  RESPONSE 7. We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate. We believe to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

COMMENT 8.    PLEASE INCLUDE THE ORDER PROCESSING FEE IN THE FEE TABLE AS
              REQUIRED BY FORM N-1A IF AN INVESTOR WILL INCUR THIS CHARGE WHEN
              IT INVESTS IN THE FUND.

                  RESPONSE 8. Form N-1A requires that the costs and expenses that an investor will bear directly or indirectly be included in the fee table. The order processing fee that Morgan Stanley DW Inc. charges clients when a client purchases or tenders shares of the Fund is not required to be included in the fee table because only investors that purchase shares through Morgan Stanley DW Inc. would be subject to that fee.

COMMENT 9.    INCLUDE A DISCUSSION REGARDING SEGREGATED ACCOUNTS WITH RESPECT
              TO DERIVATIVE INSTRUMENTS SUCH AS OPTIONS AND FUTURES.

                  RESPONSE 9. We respectfully acknowledge the comment, but believe the current placement of the requested disclosure in the Statement of Additional Information, in the section "Description of the Fund and Its Investments and Risks-Investment Strategies and Risks," is appropriate.

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              COMMENTS TO THE SAI


COMMENT 10.   IN THE SECTION "DESCRIPTION OF THE FUND AND ITS INVESTMENTS AND
              RISKS - FUND POLICIES/INVESTMENT RESTRICTIONS", THE SECOND
              RESTRICTION STATES THAT "[T]HE FUND MAY NOT: [I]NVEST MORE THAN
              25% OF ITS TOTAL ASSETS IN SECURITIES OF ISSUERS IN ANY ONE
              INDUSTRY." THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION
              VIEWS THE INDUSTRY CONCENTRATION TEST AS  LIMITED TO 25% OR MORE.

                  RESPONSE 10. Although the Fund's concentration policy set forth under investment restriction No. 3 states that the Fund may not "invest more than 25% ...", the Fund complies with the Staff's position that a concentration policy applies to investments of 25% or more.

COMMENT 11.  PLEASE ADD A DESCRIPTION OF THE FUND'S POLICIES WITH RESPECT TO
             BORROWING AND ISSUANCE OF SENIOR SECURITIES TO THE SAI.

                  RESPONSE 11. The SAI currently includes such disclosure. Please see the section titled "Description of the Fund and Its Investments and Risks - Investment Strategies and Risks - Borrowing."

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

  - the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

  - the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

  - the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-7546. Thank you.

Sincerely,

/s/ Alice J. Gerstel

Alice J. Gerstel

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